Exhibit (a)(9)
4980 Great America Parkway
Santa Clara, CA 95054
Phone: 408-496-7417 Fax 408-496-7640

VIA EMAIL

December 5, 2002

Based on comments we received from the staff of the Securities and Exchange Commission, we have made some modifications to the Offer to Exchange Certain Eligible Outstanding Options Under the Eligible Stock Plans to Purchase Common Stock Held by Certain Employee Option Holders. The following is a summary of such modifications:

1.    On page 14, we clarified that we may waive any condition of the offer or any defect or irregularity only if such waiver applies to all eligible holders.

2.    Throughout the document, we clarified that all tendered options will be accepted or returned “promptly” rather than “as promptly as practicable.”

3.    On page 15, we clarified that if an event listed as a condition to the offer occurs, we will not be required to accept any options tendered for exchange, provided, however, that the circumstances giving rise to the event cannot be caused by an action or omission to act by us. Further, we clarified that we do not have discretion to determine whether an event has occurred, nor is the event’s effect on the offer within our reasonable judgment.

We would like to remind you that the offer to exchange is currently scheduled to expire at 6:00 p.m., California time, on Monday, December 16, 2002. If you wish to tender your eligible options, you must properly complete and return to us the Letter of Transmittal sent to you on November 15, 2002 and any other documents specified in that letter before the expiration date.

If you have any questions about the offer, please call the undersigned or Haleh Carrillo at (408) 496-7417.

We thank you for your continued efforts on behalf of Brio Software, Inc.

Sincerely,

BRIO SOFTWARE, INC.

/s/ CRAIG B. COLLINS
Craig B. Collins
Executive Vice President of Corporate Development and Chief Financial Officer

Enclosures